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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

CM

SEC FILE NUMBER
~~8-24373~~ 68697

FACING PAGE

Information Requested of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/11** (MM/DD/YY) AND ENDING **12/31/11** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **G.distributors, LLC**

OFFICIAL USE ONLY
7353
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do note use P.O. Box No.)

One Corporate Center
(No. and street)

Rye	**NY**	**10580-1422**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Diane M. LaPointe **(914) 921-7763**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

Two World Financial Center	**New York**	**NY**	**10281**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/21

G.DISTRIBUTORS, LLC

(A Wholly-owned Subsidiary of GAMCO Investors, Inc.)

Table of Contents

This report ** contains (check all applicable boxes):

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATE OF ...New York...

COUNTY OF ...Westchester...

OATH OR AFFIRMATION

I, Diane M. LaPointe, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of G.distributors, LLC, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Financial & Operations Principal

Title

Notary Public

GEORGE MALDONADO
Notary Public - State of New York
NO. 01MA6166667
Qualified in Westchester County
My Commission Expires 5-21-2015

G.distributors, LLC
(A Wholly-owned Subsidiary of GAMCO Investors, Inc.)
(SEC I.D. No. 8-68697)

STATEMENT OF FINANCIAL CONDITION AS OF DECEMBER 31, 2011 AND INDEPENDENT AUDITORS' REPORT AND SUPPLEMENTAL REPORT ON INTERNAL CONTROL

****

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT.

G.distributors, LLC
(A Wholly-owned Subsidiary of GAMCO Investors, Inc.)

Statement of Financial Condition

December 31, 2011

Contents

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Member of
G.distributors, LLC
Rye, New York

We have audited the accompanying statement of financial condition of G.distributors, LLC, a wholly-owned subsidiary of GAMCO Investors, Inc., (the "Company") as of December 31, 2011, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of G.distributors, LLC at December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 27, 2012

G.distributors, LLC
(A Wholly-owned Subsidiary of GAMCO Investors, Inc.)

Statement of Financial Condition

December 31, 2011

Assets	
Cash and cash equivalents	$ 6,688,824
Distribution fees receivable	3,464,937
Receivables from affiliates	405,243
Deferred sales commissions	1,782,875
Income taxes receivable (including deferred taxes of $2,043,552 and receivable from parent of $136,227)	2,182,014
Goodwill	213,000
Other assets	196,041
Total assets	$14,932,934
Liabilities and member's capital	
Compensation payable	$ 1,055,279
Distribution costs payable	2,408,446
Income taxes payable to parent	7,717
Payables to affiliates	481,922
Accrued expenses and other liabilities	406,928
Total liabilities	4,360,292
Member's capital:	
Additional paid-in capital	9,903,153
Retained earnings	669,489
Total member's capital	10,572,642
Total liabilities and member's capital	$14,932,934

See accompanying notes.

A. Organization and Business Description

G.distributors, LLC (the "Company") is a wholly-owned subsidiary of GAMCO Investors, Inc. (the "Parent") ("GBL"). The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is regulated by the Financial Industry Regulatory Authority ("FINRA").

On April 29, 2011, we received FINRA approval as a registered broker-dealer, and the Gabelli and GAMCO mutual funds' ("Funds" or "Fund") Board of Directors or Trustees approved the distribution agreements between the Funds and G.distributors during the May 2011 board meetings. Effective August 1, 2011, the mutual fund distributor component of an affiliated Company, Gabelli & Company, Inc. ("G&Co"), was transferred to the Company via a contribution from its Parent. The Company's revenues are derived from the distribution of Funds advised by Gabelli Funds, LLC and Teton Advisors, Inc. Gabelli Funds, LLC is a subsidiary of GBL, and Teton Advisors, Inc. is majority-owned by GGCP Holdings LLC, which is also the majority shareholder of GBL.

The Company distributes the Funds pursuant to distribution agreements with each Fund. Under each distribution agreement with a Fund, the Company offers and sells such Fund shares on a continuous basis and pays:

- all of the costs of marketing and selling the shares, including printing and mailing prospectuses and sales literature,
- advertising and maintaining sales and customer service personnel and sales and services fulfillment systems,
- and payments to the sponsors of third-party distribution programs, financial intermediaries and the Company's sales personnel.

The Company receives fees for such services pursuant to distribution plans adopted under provisions of Rule 12b-1 ("12b-1") of the Investment Company Act of 1940 ("Investment Company Act"). The Company is the principal underwriter for Funds distributed in multiple classes of shares which carry either a front-end sales charge.

A. Organization and Business Description (continued)

Under the distribution plans, the Funds' Class AAA shares (except The Gabelli U.S. Treasury Money Market Fund, Gabelli Capital Asset Fund and The Gabelli ABC Fund) and the Class A and V shares of various Funds pay the Company a distribution or service fee of .25% per year (except the Class A shares of the GAMCO Westwood Funds and Gabelli Enterprise Mergers & Acquisitions Fund which pay .50% and .45% per year, respectively, and the GAMCO Westwood Intermediate Bond Fund which pays .35%) on the average daily net assets of the fund. Class B and Class C shares have a 12b-1 distribution plan with a service and distribution fee totaling 1%. The Company's distribution agreements with the Funds may continue in effect from year to year only if specifically approved at least annually by (i) the Fund's Board of Directors or Trustees or (ii) the Fund's shareholders and, in either case, the vote of a majority of the Fund's Directors or Trustees who are not parties to the agreement or "interested persons" of any such party, within the meaning of the Investment Company Act of 1940. Each Fund may terminate its distribution agreement, or any agreement thereunder, at any time upon 60 days' written notice by (i) a vote of the majority of its directors or trustees cast in person at a meeting called for the purpose of voting on such termination or (ii) a vote at a meeting of shareholders of the lesser of either 67% of the voting shares represented in person or by proxy or 50% of the outstanding voting shares of such Fund. Each distribution agreement automatically terminates in the event of its assignment, as defined in the Investment Company Act of 1940. The Company may terminate a distribution agreement without penalty upon 60 days' written notice.

The Company's principal market is in the United States.

B. Significant Accounting Policies

Cash and Cash Equivalents

The Company classifies investments in an affiliated money market mutual fund as cash equivalents.

Distribution Fees Receivable and Distribution Costs Payable

Distribution plan fees are computed daily based on average net assets and accrued for during the period in which they are earned. Distribution costs are accrued as they are incurred and paid to the sponsors of third-party distribution programs and financial intermediaries.

B. Significant Accounting Policies (continued)

Receivables from Affiliates

Receivables from affiliates includes a receivable from the Funds on certain mutual fund assets. See Note C.

Deferred Sales Commissions

Sales commissions paid to broker-dealers in connection with the sale of certain classes of shares of the Funds are generally capitalized and amortized over 1 year, based upon the period of time during which deferred sales commissions are expected to be recovered from distribution plan payments received from those Funds and from contingent deferred sales charges received from shareholders of those Funds upon redemption of their shares. Distribution plan payments received from these Funds are recorded in revenue as earned. Contingent deferred sales charges and early withdrawal charges received from redeeming shareholders of these Funds are generally applied to reduce the Company's unamortized deferred sales commission assets. Should the Company lose its ability to recover such sales commissions through distribution plan payments and contingent deferred sales charges, the value of these assets would immediately decline, as would future cash flows.

The Company evaluates the carrying value of its deferred sales commission asset for impairment at least annually, or more often should events warrant, using a discounted cash flow method. There was no impairment charge in 2011.

Those distribution plan payments related to deferred sales commissions paid by G&Co prior to the August 1, 2011 transfer of the business are being paid to G&Co for the period over which their deferred sales commissions are being amortized (1 year from the date the deferred sales commission was paid). This will therefore cease on July 31, 2012.

B. Significant Accounting Policies (continued)

Income Taxes

We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the Statement of Financial Condition. Under this method, deferred tax assets and liabilities are determined based on the differences between the Statement of Financial Condition and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

We record net deferred tax assets to the extent we believe these assets will more likely than not be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. In the event we were to determine that we would be able to realize our deferred income tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process whereby (1) we determine whether it is more likely than not that the tax positions will be sustained based on the technical merits of the position and (2) those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is greater than 50 percent likely to be realized upon ultimate settlement with the related tax authority.

Fair Values of Financial Instruments

The carrying amounts of all financial instruments in the Statement of Financial Condition approximate their fair values.

Financial Accounting Standards Board ("FASB") guidance defines fair value, establishes a framework for measuring fair value and requires disclosures about fair value measurements.

B. Significant Accounting Policies (continued)

Fair Values of Financial Instruments (continued)

The Company's assets recorded at fair value have been categorized based upon a fair value hierarchy. The levels of the fair value hierarchy and their applicability to the Company are described below:

- Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 1 assets include cash equivalents.

- Level 2 inputs utilize inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for identical or similar assets and liabilities in active markets.

- Level 3 inputs are unobservable inputs for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls has been determined based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset.

The availability of observable inputs can vary from product to product and is affected by a wide variety of factors, including, for example, the type of product, whether the product is new and not yet established in the marketplace, and other characteristics particular to the transaction. There were no Level 2 or 3 financial instruments held by the Company as of and during the year ended December 31, 2011.

Cash equivalents - Cash equivalents, which consist of investments in money market mutual funds, are valued using quoted market prices. Valuation adjustments are not applied. Accordingly, cash equivalents are categorized in Level 1 of the fair value hierarchy.

B. Significant Accounting Policies (continued)

Use of Estimates

The Company's Statement of Financial Condition is prepared in accordance with accounting principles generally accepted in the United States, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates.

Recent Accounting Developments

In January 2010, the FASB issued guidance to improve disclosures about fair value measurements. The guidance affects all entities that are required to make disclosures about recurring and nonrecurring fair value measurements. The guidance requires new disclosures regarding purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. The guidance is effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The Company adopted the applicable portions of this guidance on January 1, 2011 without a material impact to the financial statement disclosures.

In May 2011, the FASB issued guidance on fair value measurement which expands existing disclosure requirements for fair value measurements and makes other amendments. The guidance requires, for level 3 fair value measurements, (1) a quantitative disclosure of the unobservable inputs and assumptions used in the measurement, (2) a description of the valuation processes in place, and (3) a narrative description of the sensitivity of the fair value to changes in unobservable inputs and interrelationships between those inputs. Additionally, the guidance requires disclosure of the level in the fair value hierarchy of items that are not measured at fair value in the Statement of Financial Condition but whose fair value must be disclosed and clarifies that the valuation premise and highest and best use concepts are not relevant to financial instruments. The guidance is effective for fiscal years beginning after December 15, 2011, and for interim periods within those fiscal years. The application of this guidance will result in enhanced footnote disclosure upon adoption on January 1, 2012.

B. Significant Accounting Policies (continued)

Recent Accounting Developments (continued)

In September 2011, the FASB issued guidance which permits an entity to make a qualitative assessment of whether it is more likely than not that a reporting unit's fair value is less than its carrying value before applying the quantitative two-step goodwill impairment model that is currently in place. If it is determined through the qualitative assessment that a reporting unit's fair value is more likely than not greater than its carrying value, the remaining impairment steps would be unnecessary. The qualitative assessment is optional, allowing companies to go directly to the quantitative assessment. This guidance is effective for annual and interim goodwill impairment tests performed in fiscal years beginning after December 15, 2011. The Company early adopted the guidance issued by the FASB that allowed for a qualitative assessment of whether it is more likely than not that an impairment has occurred, and has determined that impairment of the goodwill is not necessary.

In December 2011, the FASB issued guidance which creates new disclosure requirements about the nature of an entity's right of offset and related arrangements associated with its financial instruments and derivative instruments. The disclosure requirements are effective for annual reporting periods beginning on or after January 1, 2013, and interim periods therein, with retrospective application required. The new disclosures are designed to make financial statements that are prepared under U.S. GAAP more comparable to those prepared under IFRSs. The Company is currently evaluating the impact that the application of this guidance will have on its Statement of Financial Condition.

C. Related Party Transactions

At December 31, 2011, the Company had an investment of $6,688,824 in The Gabelli U.S. Treasury Money Market Fund advised by Gabelli Funds, LLC, which is an affiliate of the Company. The amount is recorded in cash and cash equivalents in the Statement of Financial Condition.

The Company has served as the principal distributor for the Funds advised by Gabelli Funds, LLC and Teton Advisors, Inc. since August 1, 2011. In connection with its role as principal distributor, the Company has distribution fees receivable from affiliates of $3,464,937 at December 31, 2011. These fees were collected in January 2012.

C. Related Party Transactions (continued)

On July 27, 2011, the Company entered into a selected dealer and shareholder servicing agreement ("Distribution Agreement") with G&Co. As stated in the Agreement, G&Co shall receive the 12b-1 fees related to the Class A and C subscriptions for which they acted as the principal distributor and paid the sales commissions from August 1, 2010 through July 31, 2011. At December 31, 2011, distribution costs of $320,703 are due to G&Co and are included in payables to affiliates.

Also pursuant to the Distribution Agreement, the Company recorded distribution costs related to certain ongoing client relationships for which G&Co is the broker of record.

The Company has received sales charges and underwriting fees as distributor of certain Funds advised by Gabelli Funds, LLC and Teton Advisors, Inc. At December 31, 2011, sales charges and underwriting fees receivable of $125,790 are included in other assets. These fees were collected in January 2012.

The Funds reimburse the Company an approved number of basis points, which is determined by the Funds' Board of Directors quarterly, on certain mutual fund assets if it can be demonstrated that there is a cost savings to a Fund. At December 31, 2011, the related receivable was $405,243 and is included in receivables from affiliates in the Statement of Financial Condition.

The Company pays GBL a management fee equal to 20% of the Company's year-to-date pretax profits before consideration of this fee. The Company also pays or receives from GBL the amount of its portion of GBL's consolidated current tax expense or benefit, respectively. See Note F for details.

On December 5, 1997, GBL entered into a fifteen-year lease, expiring on April 30, 2013, of office space at 401 Theodore Fremd Ave, Rye, NY from M4E, LLC, an entity owned by the adult children of the GBL Chairman. On September 15, 2008, GBL modified and extended this lease to December 31, 2023.

D. Fair Value

The following table presents information about the Company's assets and liabilities by major categories measured at fair value on a recurring basis as of December 31, 2011 and indicates the fair value hierarchy of the valuation techniques utilized by the Company to determine such fair value:

Assets Measured at Fair Value on a Recurring Basis as of December 31, 2011

Assets	**Quoted Prices in Active Markets for Identical Assets (Level 1)**	**Significant Other Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**	**Balance as of December 31, 2011**
Cash equivalents	$ 6,688,824	$ -	$ -	$ 6,688,824
Total assets at fair value	$ 6,688,824	$ -	$ -	$ 6,688,824

There were no transfers between any levels during 2011.

E. Retirement Plan

The Company participates in an incentive savings plan (the "Plan"), covering substantially all employees. Company contributions to the Plan are determined annually by management of the Company and GBL's Board of Directors but may not exceed the amount permitted as a deductible expense under the Internal Revenue Code.

F. Income Taxes

The Company is included in the consolidated U.S. Federal and certain State and Local income tax returns of GBL. The Company's Federal and certain State and Local income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax or benefit is either remitted to or received from GBL.

The Company has a net deferred tax asset of $2,043,552 related primarily to the deferred tax asset associated with the transfer of the mutual fund distribution business from Gabelli & Company, Inc. as if the Company were filing a separate tax return and other timing differences in the recognition of income and expenses for tax and financial reporting purposes.

The Company has no foreign subsidiaries.

F. Income Taxes (continued)

As of December 31, 2011, management has not identified any potential material subsequent events that could have a significant impact on unrecognized tax benefits within the next twelve months. The Company currently is not subject to income tax examination by the Internal Revenue Service as the Company plans to file its first Federal and any State tax returns in 2012.

G. Member's Capital

In accordance with ASC 740, the Company recorded a deferred tax asset of $2,590,153 associated with the transfer of the mutual fund distribution business from Gabelli & Company, Inc. as if the Company were filing a separate tax return.

As a result of the transfer of the distribution business on August 1, 2011, the Company recorded $213,000 of goodwill which was a proportionate amount of the goodwill attributable to the distribution business on the date of transfer from GSI, the Parent of G&Co.

Throughout 2011, the Parent contributed capital totaling $6,700,000.

H. Guarantees, Contingencies, and Commitments

The Company has entered into arrangements with various other third parties, many of which provide for indemnification of the third parties against losses, costs, claims and liabilities arising from the performance of the Company's obligations under the agreements. The Company has had no claims or payments pursuant to these or prior agreements, and management believes the likelihood of a claim being made is remote, and therefore, an accrual has not been made in the Statement of Financial Condition.

From time to time, the Company is named in legal actions and proceedings. These actions may seek substantial or indeterminate compensatory as well as punitive damages or injunctive relief. The Company is also subject to governmental or regulatory examinations or investigations. The examinations or investigations could result in adverse judgments, settlements, fines, injunctions, restitutions or other relief. The Company cannot predict the ultimate outcome of such matters. The Statement of Financial Condition includes the necessary provisions for losses that the Company believes are probable and estimable. Furthermore, the Company evaluates whether there exists losses which may be reasonably possible and, if material, makes the necessary disclosures. Such amounts, both those that are probable and those that are reasonable possible, are not considered material to the Company's financial condition.

I. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule 15c3-1 (the "Rule"), which specifies, among other requirements, minimum net capital requirements for registered broker-dealers. The Company computes its net capital under the alternative method as permitted by the Rule, which requires that minimum net capital be the greater of $250,000 or 2% of the aggregate debit items in the reserve formula for those broker-dealers subject to Rule 15c3-3. The Company is exempt from Rule 15c3-3 pursuant to paragraph (k)(1) of that rule which exempts limited business (mutual funds and/or variable annuities only). These requirements also provide that equity capital may not be withdrawn, advances to affiliates may not be made or cash dividends paid if certain minimum net capital requirements are not met. The Company had net capital, as defined, of $2,320,546, exceeding the required amount of $250,000 by $2,070,546 at December 31, 2011. There were no subordinated borrowings at anytime during the year ended December 31, 2011.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 27, 2012

G.distributors, LLC
One Corporate Center
Rye, New York

In planning and performing our audit of the financial statements of G.distributors, LLC (the "Company") as of and for the year ended December 31, 2011 on which we issued our report dated February 27, 2012 and such report expressed an unqualified opinion on those financial statements, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP